                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 25)(1)



                              Synergy Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87159E402
                       -----------------------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 22, 2005
                       -----------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

                         (Continued on following pages)

                               Page 1 of 11 pages


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87159E402                   13D                           PAGE 2 OF 11

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lloyd I. Miller, III                 ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF-OO**
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        709,682***
 NUMBER OF        --------------------------------------------------------------
  SHARES          8     SHARED VOTING POWER
BENEFICIALLY
 OWNED BY               481,474***
   EACH           --------------------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
  PERSON
   WITH                 709,682***
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        481,474***
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,191,156***
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.4%***
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN-IA-OO**
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3 HEREIN. ***SEE RESPONSE TO ITEM 5 HEREIN.

             AMENDMENT NO. 25 TO THE ORIGINAL REPORT ON SCHEDULE 13D

      This constitutes Amendment No. 25 (the "Amendment") to the Statement on
Schedule 13D, dated September 26, 2001 (the "Statement"), filed on behalf of Lloyd I. Miller, III, relating to the Common Stock, par value $0.001 (the "Shares") of Synergy Brands, Inc. (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

      Item 3 of the Statement is hereby amended and restated as follows:

      ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Mr. Miller is the advisor to the trustee of Trusts A-2, A-3, A-4 and Trust
C. Trusts A-2, A-3 and A-4 were created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A and Trust C were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Mr. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the grantor of the Trust A and Trust C. All of the Shares purchased by Mr. Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The Trust Agreement was filed as Exhibit 99.1 to the Statement and is hereby incorporated by reference. The purchase price for the Shares in Trust A-2 was $25,000.00. The purchase price for the Shares in Trust A-3 was $25,000.00. The purchase price for the Shares in Trust A-4 was $1,563,031.59. The purchase price for the Shares in Trust C was $118,341.50.

      Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996 and is attached as Exhibit 99.2 to the Statement and hereby incorporated by reference. Milfam LLC is the managing general partner of (i) Milfam I L.P. ("Milfam I"), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I (the "Partnership Agreement"), dated December 11, 1996 and is attached as Exhibit 99.3 to the Statement and hereby incorporated be reference, and (ii) Milfam II L.P. ("Milfam II") a Georgia limited Partnership established pursuant to the Partnership Agreement for Milfam II (the "Milfam II Partnership Agreement"), dated December 11, 1996 and is attached as Exhibit 99.4 to the Statement and hereby incorporated by reference. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I were purchased with money contributed to Milfam I by its partners (as identified on the signature page of the Partnership Agreement), or money generated and held by Milfam I. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II were purchased with money contributed to Milfam II by its partners (as identified on the signature page of the Milfam II Partnership Agreement), or money generated and held by Milfam II. The purchase price for the Shares Mr. Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I was $2,350,000.00. The purchase price for the Shares Mr. Miller was deemed to beneficially own as the manager of the managing general partner of Milfam II was $265,850.03.

      All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $1,320,443.00.

      Item 4 of the Statement is hereby amended and restated as follows:

      ITEM 4. PURPOSE OF THE TRANSACTION

      Mr. Miller acquired and continues to beneficially hold the securities reported herein for investment purposes in the ordinary course of business. Depending on market conditions and other factors that Mr. Miller may deem material to his investment decision, Mr. Miller may acquire additional securities of the Company or dispose of all or some of the Shares he owns or hereafter may acquire in the open market or in private transactions. The purpose of this report is to report the following matters:

- On September 18, 2001, Mr. Miller entered into a side letter agreement with the Company which, subject to certain conditions, gave Mr. Miller the ability to designate one individual to the board of directors (the "Side Letter"). The Side Letter was filed as Exhibit 99.5 to the Statement and is hereby incorporated by reference.

- On March 31, 2003, Mr. Miller, Milfam I, Trust A-2 and Trust A-3 (the "March 2003 Subscribers") acquired 5,000, 5,000, 2,500, and 2,500 units, respectively, pursuant to the terms set forth in the certain subscription agreements between each of the March Subscribers and the Company which were filed as Exhibits 99.6, 99.7, 99.8, and 99.9 to Amendment No. 11 to the Statement and are hereby incorporated by reference (the "March 2003 Agreements"). Each unit under the March 2003 Agreements consists of one share of unregistered Series A Class B Preferred Stock (the "Preferred A Shares") and four Shares. The March 2003 Agreements provide, inter alia, that if the Preferred A Shares are not redeemed by the Company within two years of issuance, the Company shall, subject to the terms of the March 2003 Agreements, issue to the March 2003 Subscribers two Shares per share of the Preferred A Shares until the Company has redeemed the Preferred A Shares.

- On July 2, 2003, Milfam I acquired 80,000 units pursuant to the terms set forth in that certain subscription agreement between Milfam I and the Company which was filed as Exhibit 100.1 to Amendment No. 14 to the Statement and is hereby incorporated by reference (the "July 2003 Agreement"). Each unit under the July 2003 Agreement consists of one share of unregistered Series A Class B Preferred Stock and one Share. The July 2003 Agreement provides, inter alia, that if the Preferred A Shares are not redeemed by the Company within two years of issuance, the Company shall, subject to the terms of the July 2003 Agreement, issue 0.5 Shares per share of the Preferred A Shares to Milfam I until the Company has redeemed the Preferred A Shares.

- On June 25, 2004, Mr. Miller was elected to the Company's board of directors.

- On November 1, 2004, Milfam I acquired twelve units pursuant to the terms set forth in that certain subscription agreement between Milfam I and the Company which is filed as Exhibit 100.2 hereto and is hereby incorporated by reference (the "November 2004 Agreement"). Each unit under the November 2004 Agreement consists of 10,000 Preferred Shares and 15,000 Shares. The November 2004 Agreement provides, inter alia, that if (i) the Preferred A Shares are not redeemed by the Company within two years of issuance, the Company shall issue 0.75 Shares per share of the Preferred A Shares to Milfam I until the Company has redeemed the Preferred A Shares and (ii) on March 31 and September 30 of each of 2005, 2006, 2007, 2008 and 2009 (each an "Applicable Date"), the Company has not obtained specified financing, then the Company shall issue 0.15 Shares per each share of the Preferred A Shares, to Milfam I on each Applicable date.


- On July 22, 2005, Mr. Miller acquired six and one half units pursuant to the terms set forth in that certain subscription agreement between Mr. Miller and the Company which is attached hereto as Exhibit 100.3 and incorporated herein by reference (the "July 2005 Agreement"). Each unit under the July 2005 Agreement consists of 10,000 shares of Series B Class B Preferred Stock (the "Preferred B Shares") and 11,000 Shares. The July 2005 Agreement provides, inter alia, that if the Preferred B Shares are not redeemed by the Company within two years of issuance, the Company shall issue 0.5 Shares per share of the Preferred B Shares to Mr. Miller until the Company has redeemed the Preferred B Shares. The July 2005 Agreement provides further, that any decision by the Company to redeem shall require shareholder approval obtained in conformity with applicable State and Federal Laws and rules except that if the Company after one year of issuance of the Preferred B Shares shall (i) with respect to Preferred B Shares, fail to pay to Mr. Miller on a monthly basis a dividend of 8% per annum or (ii) does not redeem the Preferred B Shares because of the restrictions set forth in Section 14(b) of the July 2005 Agreement, then Mr. Miller shall have authority to demand redemption on the Preferred B Shares pursuant to the terms set forth therein.

      Item 5 of the Statement is hereby amended and restated as follows:

      ITEM 5. Interest in Securities of the Issuer

      "(a) Mr. Miller beneficially owns 1,191,156 Shares which is 31.4% of the 3,796,736 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 3,796,736 outstanding Shares is the sum of the following amounts: (i) 3,633,986 outstanding Shares as of May 16, 2005 pursuant to the Company's quarterly report on Form 10-QSB filed on May 16, 2005 for the period ended March 31, 2005 (ii) 51,250 Shares which Mr. Miller may be deemed to beneficially own upon the exercise of certain immediately exercisable warrants Mr. Miller beneficially owns, (iii) 40,000 Shares received by Mr. Miller on July 20, 2005 pursuant to Section 14 of the July 2003 Agreement, and (iv) 71,500 Shares purchased by Mr. Miller under the July 2005 Agreement.

      As of the date hereof, 435,522 of such beneficially owned Shares are owned of record by Trust A-4 (including warrants to purchase 31,250 Shares); 15,952 of such beneficially owned Shares are owned of record by Trust C; 423,000 of such beneficially owned Shares are owned of record by Milfam I (including warrants to purchase 15,000 Shares); 45,900 of such beneficially owned Shares are owned of record by Milfam II; 240,782 of such beneficially owned Shares are owned of record by Mr. Miller directly (including warrants to purchase 5,000 Shares); 15,000 of such beneficially owned Shares are owned of record by Trust A-2; and 15,000 of such beneficially owned Shares are owned of record by Trust A-3.

      (b) Mr. Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by Trust C, Trust A-2, Trust A-3 and Trust A-4. Mr. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam I, Milfam II and Mr. Miller directly.

      (c) The table below details the transactions that were effected during the past 60 Days:

                                    MILFAM I


Date of Transaction           Number of Shares Purchased         Price Per Share
   7/20/05                                40,000                        *

                              LLOYD I. MILLER, III

   7/22/05                                71,500                      $650,000
                                                                         **


* These shares (the "July 2003 Shares") were beneficially acquired by Mr. Miller pursuant to Section 15 of the July 2003 Agreement. No additional consideration was paid by Mr. Miller for the July 2003 Shares.

** The reported securities are included within 6.5 units purchased by the reporting person at $100,000.00 per unit. Each unit consists of 10,000 shares of unregistered Series A Class B Preferred Stock and 11,000 shares of unregistered restricted Common Stock.

      (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

      (e) Not applicable.

Item 6 of the Statement is hereby amended and restated as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

1. The Side Letter provides in pertinent part that, as long as Mr. Miller and his affiliates beneficially own at least 625,000 shares of Company common stock:

- Mair Faibish, the Chairman and CEO of the Company will, as long as he is an executive officer of the company, use reasonable efforts to cause an individual designated by Mr. Miller to be nominated to the Board of Directors of the Company and Mair Faibish agrees to vote his shares of capital stock in favor of the election as director of the Company the individual designated by Mr. Miller.


2. The March 2003 Agreements provide in pertinent part, as follows:

"Description of Units: Units of, one share of Series A Class B Preferred Stock, $ .001 par value, with preferences rights, and limitations as set forth in the Certificate of Designation, Preferences, Rights and Limitations of Series A Class B Preferred Stock (as to 100,000 shares designated as Series A of presently authorized yet unissued Class B Preferred Stock) (the "Certificate of Designation"), and four shares of Common Stock, $.001 Par Value, of the Company, the Units being hereinafter referred to as the "Securities" are being offered by the Company and subscription therefor evidenced by this Subscription Agreement (subject to adjustment as hereinafter set forth herein;" and

"15. Redemption. The Preferred Shares are subject to redemption by the Company as set forth in the Certificate of Designation. If, however, as to each share of Series A Class B Preferred Stock outstanding, if such is not redeemed by the Company within 2 years of the issuance of such shares (which time may be different as between such shares depending upon when issued) the Company shall be obligated to issue to the then holder of record of such outstanding Series A Class B Preferred Stock 2 shares of the Company's unissued restricted Common Stock per share of the Series A Class B Preferred Stock for each year thereafter where the Company has not redeemed the applicable Series A Class B Preferred Stock, subject to adjustment as herein before set forth."

3. The July 2003 Agreement provides in pertinent part, as follows:

"DESCRIPTION OF SECURITIES: Units of, one share of Series A Class B Preferred Stock, $ .001 par value, with preferences rights, and limitations as set forth in the Certificate of Designation, Preferences, Rights and Limitations of Series A Class B Preferred Stock (as to 500,000 shares designated as Series A of presently authorized yet unissued Class B Preferred Stock) (the "Certificate of Designation"), and one shares of Common Stock, $.001 Par Value, of the Company, the Units being hereinafter referred to as the "Securities" are being offered by the Company and subscription therefor evidenced by this Subscription Agreement (subject to adjustment as hereinafter set forth herein);" and

"15. Redemption. (a) The Preferred Shares are subject to redemption by the Company as set forth in the Certificate of Designation. If, however, as to each share of Series A Class B Preferred Stock outstanding, if such is not redeemed by the Company within 2 years of the issuance of such shares (which time may be different as between such shares depending upon when issued) the Company shall be obligated to issue to the then holder of record of such outstanding Series A Class B Preferred Stock 0.5 shares of the Company's unissued restricted Common Stock per share of the Series A Class B Preferred Stock for each year thereafter where the Company has not redeemed the applicable Series A Class B Preferred Stock.

(b) Notwithstanding the foregoing section 15(a) of this agreement, there shall be a cap of no more than 19% of the Common Stock (the "Cap") which shall be issued under this subscription to assure compliance with applicable law, including without limitation, applicable NASDAQ rules; provided, however, if pursuant to the previous sentence, the Company is unable to deliver shares to Milfam I L.P. because of the Cap then either the Company will (i) use commercially reasonable efforts to eliminate the application of the Cap by obtaining (a) the requisite shareholder approval or (b) a written opinion from NASDAQ setting forth the non-applicability of the Cap or (ii) give Milfam I L.P. the cash value of the Common Stock (at the current market value) that the Company is obligated to issue but cannot issue to Milfam I L.P. because of the Cap."

4. The November 2004 Agreement provides in pertinent part, as follows:

"Up to twenty Units each of ten thousand (10,000) shares of Series A Class B Preferred Stock, $.001 par value, with preferences, rights, and limitations as set forth in the Certificate of Designation, Preferences, Rights and Limitations of Series A Class B Preferred Stock (as to 500,000 shares designated as Series A of presently authorized yet unissued Class B Preferred Stock) (the "Certificate of Designation"), and fifteen thousand (15,000) shares of unrestricted Common Stock, $.001 par value, of the Company, the Units being hereinafter referred to as the "Securities", are being offered by the Company and subscription therefor evidenced by this Subscription Agreement (subject to adjustment as hereinafter set forth herein); and

"14. Redemption and other conditions Precedent to Additional Issuances. (a) The Preferred Shares are subject to redemption by the Company as set forth in the Certificate of Designation. If, however, as to each share of Series A Class B Preferred Stock outstanding, such Series A Class B Preferred Stock is not redeemed by the Company within (two) 2 years of the issuance of such shares (which time may be different as between such shares depending upon when issued) the Company shall be obligated to issue to the then holder of record of such outstanding Series A Class B Preferred Stock, 0.75 shares of the Company's unissued restricted Common Stock per share of the Series A Class B Preferred Stock for each year thereafter where the Company has not redeemed the applicable Series A Class B Preferred Stock. Any decision by the Company to redeem share however require shareholder approval obtained in conformity with applicable state and federal law and rules.

(b) If on March 31 and September 30 of each of 2005, 2006, 2007, 2008 and 2009 (each an "Applicable Date"), (A) the Company has not on or before such Applicable Date entered into a secured revolving line of credit with a financial institution providing the Company with a borrowing capacity of at least $7,000,000.00 at an interest rate not to exceed ten (10) percent (a "Revolver Financing"), or (B) the Company has previously entered into a Revolver Financing and for any reason (including but not limited to expiration, termination, or default thereunder) such Revolver Financing does not remain in full force and effect on such Applicable Date, then the Company shall on such Applicable Date issue to the holder of record of each outstanding Series A Class B Preferred Stock subscribed for hereunder, 0.15 shares of the Company's unissued restricted Common Stock per such share of the Series A Class B Preferred Stock (rounded up to the next whole number of shares of Common Stock).

(c) Notwithstanding the foregoing section 15(a) and (b) of this Subscription Agreement, there shall be a cap of no more than 19.9% of the Common Stock (the "Cap") which shall be issued under this Offering of which this subscription is for part to assure compliance with applicable law, including without limitation, applicable NASDAQ rules; provided, however, if pursuant to the previous sentence, the Company is unable to deliver the Securities to the subscriber (or its successor in interest) because of the Cap then either the Company will (i) use commercially reasonable efforts to eliminate the application of the Cap by obtaining (a) the requisite shareholder approval or (b) a written opinion from NASDAQ setting forth the non-applicability of the Cap."

5. The July 2005 Agreement provides in pertinent part as follows:

"Up to fifteen Units each of ten thousand (10,000) shares of Series B Class B Preferred Stock, $.001 par value, with preferences, rights, and limitations as set forth in the Certificate of Designation, Preferences, Rights and Limitations of Series B Class B Preferred Stock (as to 250,000 shares designated as Series B of presently authorized yet unissued Class B Preferred Stock) (the "Certificate of Designation"), and eleven thousand (11,000) shares of unrestricted Common Stock, $.001 par value, of the Company, the Units being hereinafter referred to as the "Securities", are being offered by the Company and subscription therefor evidenced by this Subscription Agreement (subject to adjustment as hereinafter set forth herein);" and

"14. Redemption and other conditions Precedent to Additional Issuances.

      (a) The Preferred Shares are subject to redemption by the Company as set forth in the Certificate of Designation. The Company covenants that it shall not effect a redemption or repurchase of the Preferred Shares or of any other securities of the Company held by or for the benefit of the subscriber if such redemption could cause the subscriber to violate Section 16 of the Exchange Act. If, however, as to each share of Series B Class B Preferred Stock outstanding, such Series B Class B Preferred Stock is not redeemed by the Company within
(two) 2 years of the issuance of such shares (which time may be different as between such shares depending upon when issued) the Company shall be obligated to issue to the then holder of record of such outstanding Series B Class B Preferred Stock, 0.5 shares of the Company's unissued restricted Common Stock per share of the Series B Class B Preferred Stock for each year thereafter where the Company has not redeemed the applicable Series B Class B Preferred Stock (the "Common Stock Issuance"). Any decision by the Company to redeem shall however require shareholder approval obtained in conformity with applicable State and Federal Laws and rules except that if the Company after one (1) year of issuance of the Series B Class B Preferred Stock shall (i) with respect to the Series B Class B Preferred Stock, fail to pay to the Subscriber on a monthly basis a dividend of 8% per annum or (ii) fail to perform its Common Stock Issuance obligation because of the restrictions set forth in Section 14(b) hereof, then, the Subscriber shall have authority to demand redemption on these securities.

(b) Notwithstanding the foregoing section 14(a) of this Subscription Agreement, there shall be a cap on Company Common Stock Issuance (together with the Common Stock made part of the Units sold) of no more than in total the lesser of 19.9% total of the Common Stock outstanding before this Offering (the "Cap") or a total figure equal to the total proceeds received by the Company from the Offering divided by the Closing per share NASDAQ quote bid price for the Company's Common Stock on the date of issuance rounded to the last whole share, to assure compliance with applicable law, including without limitation, applicable NASDAQ rules."

Item 7 is hereby amended and restated in its entirety as follows:

ITEM 7. Material to be Filed as Exhibits.


Exhibit No.       Description
-----------       -----------
*99.1             Amended and Restated Trust Agreement, dated September 20,
                  1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A.
                  (formerly the Central Trust Company, N.A., Cincinnati, Ohio).

*99.2             Operating Agreement of Milfam LLC, dated December 10, 1996.

*99.3             Milfam I, L.P. Partnership Agreement, dated December 11, 1996.

*99.4             Milfam II, L.P. Partnership Agreement, dated December 11,
                  1996.

*99.5             Letter Agreement between Lloyd I. Miller, III and Synergy
                  Brands Inc., dated September 18, 2001.

**99.6            Subscription Agreement dated March 31, 2003 between Lloyd I.
                  Miller, III and Synergy Brands Inc.

**99.7            Subscription Agreement dated March 31, 2003 between Milfam I,
                  L.P. and Synergy Brands Inc.

**99.8 Subscription Agreement dated March 31, 2003 between Trust A-2 and Synergy Brands Inc.

**99.9 Subscription Agreement dated March 31, 2003 between Trust A-3 and Synergy Brands Inc.

***100.1          Subscription Agreement dated July 2, 2003 between Milfam I
                  L.P. and Synergy Brands Inc.

****100.2        Subscription Agreement dated November 1 2004 between Milfam I
                  L.P. and Synergy Brands Inc.

****100.3        Subscription Agreement dated July 22, 2005 between Lloyd I.
                  Miller, III and Synergy Brands Inc.

----------
*Filed with Schedule 13D on September 26, 2001.
**Filed with Amendment No. 11 to Schedule 13D on April 4, 2003.
***Filed with Amendment No. 14 to Schedule 13D on July 11, 2003.
****Filed herewith.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 3, 2005

                                               /s/ Lloyd I. Miller, III
                                    --------------------------------------------
                                                 Lloyd I. Miller, III